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                               December 7, 2022

       Haogang Yang
       Chief Executive Officer
       Global Mofy Metaverse Ltd
       No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town Gaobeidian Township, Chaoyang District, Beijing
       People   s Republic of China, 100000

                                                        Re: Global Mofy
Metaverse Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed November 23,
2022
                                                            File No. 333-268553

       Dear Haogang Yang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed on November 23, 2022

       General

   1. It appears that the last year of audited financial statements will be older than 12 months at the time of the
offering. Furthermore, it appears this is the initial public offering of your shares. Accordingly,
please update the last year of audited financial statements. Refer to
                                                        Item 8.A.4 of Form 20-F
and the corresponding instructions, which indicate that audited financial statements
should generally not be older than 12 months at the time of filing but also indicate audited
financial statements not older than 15 months may be permitted if a company is able to
represent the following:

                                                           The company is not
required to comply with the 12 month requirement for the age of
 Haogang Yang
Global Mofy Metaverse Ltd
December 7, 2022
Page 2
      financial statements in any other jurisdiction outside the United States; and
         Complying with the 12 month requirement is impracticable or involves undue hardship.

      If you meet the above criteria, please provide a representation from management that says you meet the criteria and file that representation as an exhibit to your registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                           Sincerely,
FirstName LastNameHaogang Yang
                                                           Division of
Corporation Finance
Comapany NameGlobal Mofy Metaverse Ltd
                                                           Office of Technology
December 7, 2022 Page 2
cc:       Yarona L. Yieh
FirstName LastName